Exhibit 99.4
FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Resolution 1 Resolution 3 Resolution 2 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. AirMedia Group Inc. — Proof 4 11/3/09 TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADRs”) REPRESENTING ORDINARY SHARES OF AIRMEDIA GROUP INC. Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Address Change Mark box and indicate changes/comments below: Sign Below Date: AIRMEDIA GROUP INC.

1.
To consider and, if thought fit, pass the following resolution as an ordinary resolution in connection with an increase in the maximum aggregate number of shares issuable under the Company’s 2007 Share Incentive Plan:

"RESOLVED, as an ordinary resolution:

THAT the amendment to the 2007 Share Incentive Plan of the Company, in the form attached as Exhibit A to this Notice of Annual General Meeting to Be Held on December 9, 2009 (the “AGM Notice”) and approved by the resolutions of the Company’s board of directors passed on December 29, 2008, be and hereby is approved and confirmed, and where necessary ratified; and

THAT each director or officer of the Company be and hereby is authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

2.	To consider and, if thought fit, pass the following resolution as a special resolution in connection with certain amendments to the Memorandum and Articles of Association of the Company:

"RESOLVED, as a special resolution:

THAT the Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association attached as Exhibit C to this AGM Notice, reflecting the amendments enumerated in Exhibit B and certain minor clerical or formatting changes.”

3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution in connection with the Company’s share repurchase program:

"RESOLVED, as an ordinary resolution:

THAT the Company be and hereby is approved, authorized, and where necessary ratified, but not obligated, to purchase its ordinary shares represented by American depositary shares (“ADSs”) with an aggregate value of up to US$50 million within one year since January 1, 2009 (such transaction, the “Repurchase”);

THAT each of Mr. Herman Man Guo, Mr. Conor Chiahung Yang and any person specifically nominated in writing by either of them for such purpose (each an “Authorized Person”) be and hereby is authorized to effect the Repurchase on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, in negotiated transactions off the market, in block trades or otherwise from time to time as market conditions, in the judgment of such Authorized Person, warrant, in accordance with applicable law, and on such other terms as set out in the resolutions of the Company’s board of directors passed on December 29, 2008, an extract of which is attached as Exhibit D to this AGM Notice (the “Repurchase Board Resolutions”); and

THAT any actions taken by any of the directors and officers of the Company prior to the date hereof for purposes of the foregoing resolutions be approved, adopted and where necessary ratified, including without limitation any repurchases of the Company’s ordinary shares effected pursuant to the Repurchase Board Resolutions prior to the date hereof.”

AirMedia Group Inc. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of AirMedia Group Inc. (the “Company”) will be held at 10:00 a.m. (Beijing time), on Wednesday, December 9, 2009 at 42/F, Landmark 15 Queen’s Road Central, Hong Kong, for the purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 7, 2009. Only the registered holders of record as of the close of business on November 5, 2009, will be entitled to execute the attached Voting Instruction Card.
The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on November 5, 2009, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given at the Meeting.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on December 7, 2009.
For more information regarding the Meeting, including the Notice of Meeting and Proxy Statement, please visit the Company’s website at http://ir.airmedia.net.cn/phoenix.zhtml?c=214947&p=irol-AGM.
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.